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                            February 17, 2023

       Ming Zhu
       Chief Executive Officer
       Fundhomes 1, LLC
       1700 Westlake Ave. N., Suite 200
       Seattle, WA 98109

                                                        Re: Fundhomes 1, LLC
                                                            Amendment No. 7 to
Offering Statement on Form 1-A
                                                            Filed February 8,
2023
                                                            File No. 024-11939

       Dear Ming Zhu:

              We have reviewed your amended offering statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Amendment #7 to Form 1-A filed February 8, 2023

       Consolidated Financial Statements, page F-1

   1. Please update your financial statements in an amended filing. Reference is made to paragraph (b)(3)(B) and
(5) of Part F/S in Form 1-A.
 Ming Zhu
Fundhomes 1, LLC
February 17, 2023
Page 2

       You may contact Howard Efron at 202-551-3439 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or James Lopez at 202-551-3536 with any other questions.



                                                        Sincerely,
FirstName LastNameMing Zhu
                                                        Division of Corporation
Finance
Comapany NameFundhomes 1, LLC
                                                        Office of Real Estate &
Construction
February 17, 2023 Page 2
cc:       Jason Powell, Esq.
FirstName LastName